

SECURITIES A[ND EXCHANGE COMMISSION]
Was[hington, D.C.]

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52503

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT AS OF 12/31/12

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY
FIRM ID. NO.

NAME OF BROKER-DEALER:

ELECTRONIC BROKERAGE SYSTEMS, L.L.C.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

180 W. Adams Street, 6th Floor
(No. and Street)

Chicago	**Illinois**	**60603**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patricia McEnroe Bennett	**(847) 550-1743**
	(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 2250	**Chicago**	**Illinois**	**60604**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

ELECTRONIC BROKERAGE SYSTEMS, L.L.C.

STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)

December 31, 2012
AVAILABLE FOR PUBLIC INSPECTION

R&J

RYAN & JURASKA

CERTIFIED PUBLIC ACCOUNTANTS

ELECTRONIC BROKERAGE SYSTEMS, L.L.C.

STATEMENT OF FINANCIAL CONDITION AND SUPPLEMENTARY SCHEDULES

PURSUANT TO SEC RULE 17a-5(d)

December 31, 2012

AVAILABLE FOR PUBLIC INSPECTION

OATH OR AFFIRMATION

I, **Patricia Bennett**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of **Electronic Brokerage Systems, L.L.C.** as of **December 31, 2012** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

Financial and Operations Principal

Title

Subscribed and sworn to before me this

28th day of February, 2013


"OFFICIAL SEAL"
Philip C Ryan
Notary Public, State of Illinois
My Commission Expires 8/20/2016



Notary Public

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o) Independent Auditors' Report on Internal Accounting Control.
[ ] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.11(d)2(iv).

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**



RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

INDEPENDENT AUDITORS' REPORT

To the Member of
Electronic Brokerage Systems, L.L.C.

Report on the Financial Statement
We have audited the accompanying statement of financial condition of Electronic Brokerage Systems, L.L.C., (the "Company") as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement
Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Electronic Brokerage Systems, L.L.C. as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Report on Other Regulatory Requirements
Our audit was conducted for the purpose of forming an opinion on the financial statement as a whole. The information contained in the supplementary schedules is presented for the purpose of additional analysis and is not a required part of the financial statement, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statement. The information in the supplementary schedules has been subjected to the auditing procedures applied in the audit of the financial statement and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statement or to the financial statement itself, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the supplementary schedules is fairly stated in all material respects in relation to the financial statement as a whole.

Ryan & Juraska

Chicago, Illinois
February 28, 2013

ELECTRONIC BROKERAGE SYSTEMS, L.L.C.

Statement of Financial Condition

December 31, 2012

Assets

Cash and cash equivalents	$ 2,539,594
Cash segregated in compliance with federal regulations	302,168
Receivable from clearing organizations and brokers	4,662,269
Deposits with clearing organizations	383,162
Accounts receivable (less allowance for doubtful accounts of $6,000)	2,344,074
Furniture, equipment and leasehold improvements (net of accumulated depreciation and amortization of $2,876,650	462,963
Other assets	95,155
	$ 10,789,385

Liabilities and Member's Equity

Liabilities	
Accounts payable and accrued expenses	$ 2,502,600
Payable to affiliate	3,000,000
	5,502,600
Member's Equity	5,286,785
	$ 10,789,385

See accompanying notes.

ELECTRONIC BROKERAGE SYSTEMS, L.L.C.

Notes to Statement of Financial Condition

December 31, 2012

---

1. Organization

Electronic Brokerage Systems, L.L.C. (the "Company"), a Delaware limited liability company, was formed on January 1, 2002. The Company is a wholly-owned subsidiary of Dash Financial Holdings, LLC ("DFH"). The Company was acquired by DFH from Belzberg Technologies, Inc. (US) on July 23, 2012. Concurrently, DFH purchased the Dash Financial division of Israel A. Englander & Co., LLC and merged operations with EBS' legacy business. The Company is a registered broker-dealer with the Securities and Exchange Commission and the Financial Industry Regulatory Authority, and is a member of all the principal U.S. securities and options exchanges. Additionally, the Company is a clearing member of the Options Clearing Corporation and the Depository Trust & Clearing Corporation.

2. Summary of Significant Accounting Policies

A summary of the significant accounting policies which have been followed in preparing the accompanying financial statements is set forth below:

Revenue and Expense Recognition
Fee income and related expenses are recorded on an accrual basis. Credits received from the exchanges are netted against related expenses incurred; the Company incurs these expenses and credits on behalf of its clients. The Company passes along these fees to each respective client, resulting in an increase and decrease in an expense account. The credits received, and the exchange fees passed through to clients are not revenue; the Company is an intermediary simply passing along fees and/or credits generated by client activity.

Use of Estimates
The preparation of financial statements in conformity with United States Generally Accepted Accounting Principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Management determines that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Income Taxes
No provision has been made for federal income taxes as the taxable income or loss of the Company is included in the respective income tax returns of the members.

In accordance with U.S. GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for the years before 2009. Based on its analysis, there were no tax positions identified by management which did not meet the "more likely than not" standard as of and for the year ended December 31, 2012.

2. Summary of Significant Accounting Policies, continued

Cash Equivalents
Cash equivalents consist of money market deposits with maturities of less than three months.

Depreciation and Amortization
Depreciation of furniture and computer equipment is computed using the straight-line method for financial reporting and accelerated methods for income tax purposes. Intangible assets consists of software and customer lists that are amortized on a straight-line basis over their useful life.

Foreign Currency Transactions
Assets and liabilities denominated in foreign currencies are translated to U.S. dollars at the closing rates of exchange at December 31, 2012. Transactions during the year are translated at the rate of exchange prevailing on the date of the transaction.

3. Related-Party Transactions

The Company shares certain expenditures with, receives certain services from, and pays certain expenses on behalf of its sole member, Dash Financial Holdings, LLC ("DFH"). As of December 31, 2012 the Company had a payable to DFH of $3,000,000.

4. Litigation and Contingencies

There is potential litigation arising from claims made by Frontline Technologies Corp. and Frontline Technologies Inc. (collectively, "Frontline") in Frontline's bankruptcy proceeding in the aggregate amount of $144,440. Electronic Brokerage Systems, LLC has asserted that no amounts are owed to Frontline.

In the normal course of operations, the Company may be subject to other litigation and claims. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position of the Company.

5. Commitments

The Company conducts its operations in leased office facilities and annual rentals are charged to current operations. The annual rental commitments for the office facilities are approximately as follows as of December 31, 2012.

Year Ending December 31, 2012		Operating Leases
2013	$	50,000
2014		36,000
Total	$	86,000

6. Fair Value Disclosure

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 Inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

As of December 31, 2012, the Company had no Level 1, Level 2, or Level 3 assets.

7. Guarantees

Accounting Standards Codification Topic 460 ("ASC 460"), Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others. The Company does not trade derivative financial instruments that would fall under the accounting definition of a guarantee.

8. Net Capital Requirements

The Company is a broker dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equal to the greater of $250,000 or 2% of "aggregate debit items" arising from customer transactions, as defined.

At December 31, 2012, the Company had net capital and net capital requirements of $2,857,143 and $250,000, respectively.

9. Subsequent Events

The Company's management has evaluated events and transactions through February 28, 2013 the date the financial statements were issued, noting no material events requiring disclosure in the Company's financial statements.

SUPPLEMENTAL SCHEDULES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **ELECTRONIC BROKERAGE SYSTEMS, L.L.C.** as of **December 31, 2012**

COMPUTATION OF NET CAPITAL

1.	Total ownership (from Statement of Financial Condition- Item 1800)					$	5,286,785	[3480]
2.	Deduct: Ownership equity not allowable for net capital							[3490]
3.	Total ownership equity qualified for net capital					$	5,286,785	[3500]
4.	Add:							
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					$		[3520]
	B. Other (deductions) or allowable subordinated liabilities							[3525]
5.	Total capital and allowable subordinated liabilities					$		[3530]
6.	Deductions and/or charges:							
	A. Total non-allowable assets from Statement of Financial Condition (Note B and C) (See detail below)			$ 2,429,577	[3540]			
	1. Additional charges for customers' and non-customers' security accounts				[3550]			
	2. Additional charges for customers' and non-customers' commodity accounts				[3560]			
	B. Aged fail-to-deliver				[3570]			
	1. Number of items		[3450]					
	C. Aged short security differences- less reserved of		[3460]		[3580]			
	2. Number of items		[3470]					
	D. Secured demand note deficiency				[3590]			
	E. Commodity futures contract and spot commodities proprietary capital charges				[3600]			
	F. Other deductions and/or charges				[3610]			
	G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7)and (c)(2)(x)				[3615]			
	H. Total deduction and/or charges					$	(2,429,577)	[3620]
7.	Other additions and/or allowable credits (List)							[3630]
8.	Net Capital before haircuts on securities positions					$	2,857,208	[3640]
9.	Haircuts on securities (computed, where applicable pursuant to 15c3-1(f)):							
	A. Contractual securities commitments			$	[3660]			
	B. Subordinated securities borrowings				[3670]			
	C. Trading and Investment securities							
	1. Bankers' acceptance, certificates of deposit, and commercial paper				[3680]			
	2. U.S. and Canadian government obligations				[3690]			
	3. State and municipal government obligations				[3700]			
	4. Corporate obligations				[3710]			
	5. Stocks and warrants				[3720]			
	6. Options				[3730]			
	7. Arbitrage				[3732]			
	8. Other securities				[3734]			
	D. Undue concentration				[3650]			
	E. Other (money market account)			65	[3736]	$	(65)	[3740]
10.	Net Capital					$	2,857,143 OMIT PENNIES	[3750]

Non-Allowable Assets (line 6.A):

Accounts receivable, net	$	1,871,459
Fixed assets, net		462,963
Other assets		95,155
	$	2,429,577

Note: There are no material differences between the audited computation of net capital and that per the Company's FOCUS report as filed.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **ELECTRONIC BROKERAGE SYSTEMS, L.L.C.** as of **December 31, 2012**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)		$	[3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		$	[3758]
13.	Net capital requirement (greater of line 11 or 12)		$	[3760]
14.	Excess net capital (line 10 less 13)		$	[3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)		$	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition		$	[3790]
17.	Add:			
	A. Drafts for immediate credit	[3800]		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	[3810]		
	C. Other unrecorded amounts (List)	[3820]		[3830]
18.	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))			[3838]
19.	Total aggregate indebtedness		$	[3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 – by line 10)			[3850]
21.	Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals (line 19- by line 10 less item 4880 page 11)			[3853]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c-3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries debits	$	250,000	[3870]
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	250,000	[3880]
24.	Net capital requirement (greater of line 22 or 23)	$	250,000	[3760]
25.	Excess net capital (line 10 less 24)	$	2,607,143	[3910]
26.	Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line 17 page 8)		-	[3851]
27.	Percentage of Net Capital, after anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880, page 11 ÷ by line 17 page 8)		-	[3854]
28.	Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum Net Capital Requirement	$	2,557,143	[3920]

OTHER RATIOS

Part C

29.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		[3860]
30.	Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital		[3852]

NOTES:

A. The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of **aggregate** indebtedness or **2% of aggregate debits if alternative method is used.**

B. Do not deduct the value of securities borrowed under subordination agreements of secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of Company (contra to item 1740) and partners securities which were included in non-allowable assets.

C. For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **ELECTRONIC BROKERAGE SYSTEMS, L.L.C.** as of **December 31, 2012**

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3
(See Rule 15c303, Exhibit A and Related Notes)

CREDIT BALANCES

1.	Free credit balances and other credit balances in customers' security accounts (see Note A, Exhibit A, Rule 15c3-3)	$ 262,549	[4340]		
2.	Monies borrowed collateralized by securities carried for the accounts of customers (see Note B)		[4350]		
3.	Monies payable against customers' securities loaned (see Note C)		[4360]		
4.	Customers' securities failed to receive (see Note D)		[4370]		
5.	Credit balances in firm accounts which are attributable to principal sales to customers		[4380]		
6.	Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		[4390]		
7.	**Market value of short security count differences 30 calendar days old		[4400]		
8.	**Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days		[4410]		
9.	Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days		[4420]		
10.	Other (List)		[4425]		
11.	TOTAL CREDITS			$ 262,549	[4430]

DEBIT BALANCES

12.	Debit balances in customers cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3		[4440]		
13.	Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		[4450]		
14.	Failed to deliver of customers' securities not older than 30 calendar days		[4460]		
15.	Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts (See Note F).		[4465]		
16.	Other (List)		[4469]		
17.	**Aggregate debit items				[4470]
18.	**less 3% (for alternative method only – see Rule 15c3-1 (f) (5) (i))				[4471]
19.	**TOTAL 15c3-3 DEBITS			-	[4472]

RESERVE COMPUTATION

20.	Excess of total debits over total credits (line 19 less line 11)		[4480]
21.	Excess of total credits over total debits (line 11 less line 19)	$ 262,549	[4490]
22.	If computation permitted, on a monthly basis, enter 105% of excess of total credits over total debits		[4500]
23.	Amount held on deposit in "Reserve Bank Account(s)", including value of qualified securities, at end of reporting period	$ 302,168	[4510]
24.	Amount of deposit (or withdrawal) including $ - [4515] value of qualified securities		[4520]
25.	New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $ - [4525] value of qualified securities	$ 302,168	[4530]
26.	Date of deposit (MMDDYY)	12/31/12	[4540]
		OMIT PENNIES	

FREQUENCY OF COMPUTATION

27. Daily ______ [4332] Weekly X [4333] Monthly ______ [4334]

** In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1.

Note: There are no material differences between the audited computation for determination of reserve requirements and that per the Company's unaudited FOCUS report as filed.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER:	**ELECTRONIC BROKERAGE SYSTEMS, L.L.C.**	as of **December 31, 2012**

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3 (continued)

EXEMPTIVE PROVISIONS

28. If an exemption from Rule 15c3-3 is claimed, identity below the section upon which such exemption is based (check one only)

A. (k) (1)--$2,500 capital category as per Rule 15c3-1	No	[4550]
B. (k) (2)(A)--"Special Account for the Exclusive Benefit of customers" maintained	No	[4560]
C. (k) (2)(B)-- All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm51 ______ [4335]	No	[4570]
D. (k) (3)--Exempted by order of the Commission	No	[4580]

Information for Possession or Control Requirements Under Rule 15c3-3

State the market valuation and the number of items of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. Notes A and B		[4586]
A. Number of items		[4587]
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C and D		[4588]
A. Number of items		[4589]
	OMIT PENNIES	
3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 YES X [4584] NO		[4585]

NOTES

A. Do not include in item one customers' fully paid and excess margin securities required by Rule 15c 3-3 to be in possession or control but for which no action i is required by the Respondent as of the report date or required action was taken by respondent within the time frames specified under Rule 15c3-3.

B. State separately in respond to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.

C. Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D. Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date, rather than with the remainder of this report. This information may be required on a more frequent basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **ELECTRONIC BROKERAGE SYSTEMS, L.L.C.** as of **December 31, 2012**

COMPUTATION FOR DETERMINATION OF PAIB RESERVE REQUIREMENTS FOR BROKER-DEALERS

CREDIT BALANCES

1.	Free credit balances and other credit balances in proprietary accounts of introducing brokers (PAIB)	$ -	[2110]		
2.	Monies borrowed collateralized by securities carried PAIB		[2120]		
3.	Monies payable PAIB securities loaned (see Note 2-PAIB)		[2130]		
4.	PAIB securities failed to receive		[2140]		
5.	Credit balances in firm accounts which are attributable to principal sales to PAIB		[2150]		
6.	Other (List)		[2160]		
7.	TOTAL PAIB CREDITS			$ -	[2170]

DEBIT BALANCES

8.	Debit balances in PAIB excluding unsecured accounts and accounts doubtful of	$ -	[2180]		
9.	Securities borrowed to effectuate short sales by PAIB and securities borrowed to make delivery on PAIB securities failed to deliver		[2190]		
10.	Failed to deliver PAIB securities not older than 30 calendar days		[2200]		
11.	Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in PAIB accounts		[2210]		
12.	Other (List)		[2220]		
13.	TOTAL PAIB DEBITS			$ -	[2230]

RESERVE COMPUTATION

14.	Excess of total PAIB debits over total PAIB credits (line 13 less line 17)		[2240]
15.	Excess of total PAIB credits over total PAIB debits (line 7 less line 13)	$ -	[2250]
16.	Excess debits in customer reserve formula computation		[2260]
17.	PAIB Reserve requirement (line 15 less line 16)	$ -	[2270]
18.	Amount held on deposit in "Reserve Bank Account(s)", including ________ [2275] value of qualified securities, at end of reporting period	$ -	[2280]
19.	Amount of deposit (or withdrawal) including ________ [2285] value of qualified securities	$ -	[2290]
20.	New amount in Reserve Bank Account(s) after adding deposit or subtracting ________ [2295] value of qualified securities	$ -	[2300]
21.	Date of deposit (MMDDYY)		[2310]

FREQUENCY OF COMPUTATION

Weekly ________ [2320] Monthly ________ [2330]

Note: There are no material differences between the audited computation for determination of PAIB reserve requirements and that per the Company's unaudited FOCUS report as filed.



RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Member of
Electronic Brokerage Systems, L.L.C.

In planning and performing our audit of the statement financial condition of Electronic Brokerage Systems, L.L.C. (the Company), as of December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charges with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska

Chicago, Illinois
February 28, 2013